Exhibit 8
CONSENT OF QUALIFIED PERSON
VIA SEDAR
December 16, 2010
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Dear Sirs/Mesdames:

Re:	Denison Mines Corp. (the “Company”) — Filing of a Short Form Prospectus Dated December 16, 2010 (the “Prospectus”)
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Pursuant to Section 4.2(vii) of National Instrument 44-101 — Short Form Prospectus Distributions, this letter is being filed as the consent of Michel Dagbert, senior geostatistician of SGS Canada Inc. to being named in the Prospectus and the documents incorporated by reference therein and to the inclusion of reference to, summary of, and certain excerpts of, the technical report titled “Technical Report on the Midwest A Uranium Deposit, Saskatchewan, Canada dated January 31, 2008” (the “Technical Report”) in the Prospectus or any other document incorporated by reference therein.

I confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations (as defined in the Securities Act (Ontario)) in the information contained therein that are derived from the information in the Technical Report or, within my knowledge, as a result of the services I performed in connection with the Technical Report.
Yours very truly,
Sincerely,

/s/ Michel Dagbert
Michel Dagbert, P.Eng. Senior geostatistician SGS Canada Inc.

SGS Canada Inc.	Geostat 10 boul. de la Seigneurle Est, Suite 203, Blainville, Québec Canada J7C 3V5 t (450) 433-1050 f (450) 433-1048 www.geostat.com www.met.sgs.com
Membre du Groupe SGS (SGS SA)